TROUPE Company Summary

Troupe aims to democratize the jewelry industry with self-service creation and a massive all digital-inventory marketplace.

Customer Problem

Custom fashion is exploding. Consumers can easily have their images printed on any type of apparel of footwear and are ordering it at a record pace. While printed, customization is simple for the consumer, 3D customization, required for jewelry design has been considered far too complex.

Solution

On Troupe, consumers can:
• Create custom jewelry in minutes using our simple photorealistic design tools
• Convert 2D images to 3D components
• Design with community created 3D components
• Complete designs with stock elements such as bracelets, bangles, and chains
• Search for designs by topic (e.g. "giraffe ring") and purchase
• Sell designs in the Troupe marketplace (Teespring for jewelry)
Pros can design and sell digital components to consumers.
Designs ships in 14 days with a choice of material and finish.

Product

Finally, consumers can acquire their passion instead of settling for mass-market. Examples include:
• The proud new mother wears the ring with her baby's likeness
• The woman who loves Chinese art, creates a stunning necklace
• The perfect sorority big sister gift with sorority letters and name engravings
• A community celebrates its strength with a "Boston Strong" bangle

Market

The global jewelry market without watches is $215B. As consumers learn they can search for passion by topic or just create it, Troupe will be positioned to address a large portion of the market. Troupe expects its gross margin to be 80%+.

Sales and Marketing

Troupe will use a combination of digital advertising, business development, and social influencer marketing to create demand. We'll also provide tools and financial incentives to help our makers drive sales.

Competition

Troupe aims to deliver a consumer's passions in jewelry with ease and at a mass-produced price. The charm providers (e.g. Pandora, etc.), can provide ease, with limited assortment and no customization. The 3D printing companies (e.g. iMaterialize) can deliver components to pros, but offer no finished products or consumer self-service.

Financials



Company:
www.troupejewelry.com
Employees: 6
Founded: 10/15

Contact:
Andy Fox
andyfox@Troupejewelery.com
781-858-8585

Funding:
Raised: $200,000

Team:
Andy Fox,
CEO
5 positive exits

Lauren Nagel,
Marketing
Doubled
Karmaloop-
PLNDR revenue to
$32M in 1 year

Jessica Ricci,
Jewelry

Five-Year Financial Projection (1,000s)

	Y1	Y2	Y3	Y4	Y5
Revenue	$1,040	$6,056	$19,379	$50,386	$103,291
EBITDA	($962)	($3,346)	$1,260	$7,205	$20,142
Pre-Tax Income	($962)	($3,346)	$1,260	$7,205	$20,142
Net Income	($962)	($3,346)	$709	$4,057	$11,340